Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

Transcript of Halliburton Company’s Second Quarter Earnings Conference Call

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
HAL - Q2 2015 Halliburton Co Earnings Call
EVENT DATE/TIME: JULY 20, 2015 / 1:00PM GMT
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
C O R P O R A T E P A R T I C I P A N T S
Kelly Youngblood Halliburton Company - VP of IR
Dave Lesar Halliburton Company - Chairman, President & CEO
Christian Garcia Halliburton Company - Acting CFO
Jeff Miller Halliburton Company - President & COO
C O N F E R E N C E C A L L P A R T I C I P A N T S
James West Evercore ISI - Analyst
Angie Sedita UBS - Analyst
Jud Bailey Wells Fargo Securities - Analyst
Bill Herbert Simmons & Company - Analyst
Scott Gruber Citigroup - Analyst
Kurt Hallead RBC Capital Markets - Analyst
Jeff Tillery Tudor, Pickering, Holt - Analyst
Dan Boyd BMO Capital Markets - Analyst
Brad Handler Jefferies & Company - Analyst
Rob MacKenzie IBERIA Capital - Analyst
PRESENTATION
Operator
Good day, ladies and gentlemen, and welcome to the Halliburton second-quarter 2015 earnings conference call. (Operator Instructions). As a reminder, this call is being recorded. I would like to introduce your host for today’s conference, Kelly Youngblood, Halliburton’s Vice President of Investor Relations. Sir, you may begin.
Kelly Youngblood - Halliburton Company - VP of IR
Good morning. Welcome to the Halliburton second-quarter 2015 conference call. Today’s call is being webcast and a replay will be available on Halliburton’s website for seven days.
Joining me today are Dave Lesar CEO; Christian Garcia, acting CFO; and Jeff Miller, President. Mark McCollum, Chief Integration Officer, will also join us during the question-and-answer portion of the call.
During our prepared remarks Dave will provide an update on the pending Baker Hughes transaction. However, due to ongoing discussions we will not be taking any questions today related to regulatory matters.
Some of our comments today may include forward-looking statements reflecting Halliburton’s views about future events. These matters involve risks and uncertainties that could cause our actual results to materially differ from our forward-looking statements.
These risks are discussed in Halliburton’s Form 10-K for the year ended December 31, 2014, Form 10-Q for the quarter ended March 31, 2015, recent current reports on Form 8-K, and other Securities and Exchange Commission filings. We undertake no obligation to revise or update publicly any forward-looking statements for any reason. 2
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
Our comments today include non-GAAP financial measures. Unless otherwise noted, in our discussion today we will be excluding the impact of these items. Additional details and reconciliation to the most directly comparable GAAP financial measures are included in our second-quarter press release which can be found on our website.
We had several moving pieces this quarter so let me help you walk through the numbers. As announced in our press release, our adjusted earnings per share for the quarter was $0.44 excluding restructuring costs of $0.30 and acquisition-related costs of $0.08.
However, as required by generally accepted accounting principles, included in our results was a $0.06 benefit related to the cessation of depreciation expense associated with the assets we are currently marketing in anticipation of the Baker Hughes acquisition.
Excluding the depreciation benefit would have resulted in earnings per share for the quarter of $0.38. Going forward the benefit associated with our assets held for sale should be factored into your financial models as this is the only quarter that we intend to disclose it separately. Now I will turn the call over to Dave.
Dave Lesar - Halliburton Company - Chairman, President & CEO
Thank you, Kelly, and good morning to, everyone. The services industry obviously experienced another challenging quarter with lower activity levels and widespread pricing pressures across the globe, as our customers continue to respond to the impact of reduced commodity prices. Considering the difficult headwinds that worked against us, I am very pleased with our overall financial results for the second quarter.
Now let me cover some headlines. First, total Company revenue of $5.9 billion declined 16% sequentially compared to a 26% decline in the worldwide rig count. I’m also very pleased with our Eastern Hemisphere margin expansion which once again outpaced our primary competitor. We generated nearly $1.2 billion in operating cash flow.
Operating income declined as a result of lower activity levels, exacerbated by (technical difficulty) declines primarily in North America. Revenue for North America was down 25% sequentially, significantly outperforming the 40% decline in the average rig count.
And while the North American rig count declined 40%, our stage count declined less than 10%. Therefore we believe that a customer flight to quality emerged during the quarter. And this gives us reason to believe that pricing declines may begin to decelerate.
And I can tell you are customers are smart, responsive and adaptable in this market. And although we experienced some weather disruptions we were able to make up this work later in the quarter.
We continue to maintain an infrastructure well beyond current market needs ahead of the Baker transaction, incurring costs which we would have otherwise eliminated. This impacted margins by 300 to 400 basis points in Q2.
And decremental margins this quarter were better than previous cycles, which demonstrates that our aggressive cost reduction initiatives are helping to offset the current market challenges.
The US rig count finished the quarter down 55% from the peak in late November, but has moved sideways over the last few weeks. Price erosion continued in the second quarter and is likely to remain fluid in the near-term.
We anticipate margin compression in the third quarter but believe it will be driven more by the full impact of pricing declines that we gave up in the second quarter and from lower activity levels more than continued price erosion. In fact, we believe that service pricing for the industry has fallen to unsustainable levels.
Last quarter we described three types of service companies in the market: those making a profit, which weren’t very many; those covering cash costs; and those operating at a loss even on a cash basis.
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us 3
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
During the first quarter Halliburton was one of just a few companies that posted profits in North America and we expect the second quarter has been even more challenging for those of us in the industry. As a result we believe many of the smaller service companies are now operating below cash breakeven levels, which leads to the conclusion that pricing cannot stay at these levels for an extended period.
Now looking ahead, we could begin to see a modest uptick in activity during the second half of this year, which could include increased refrac activity, which Jeff Miller will detail later.
However, we are not expecting a meaningful activity increase until sometime in 2016 depending on the pace of production declines and where commodity prices settle out in the coming quarters. Therefore what we are continuing to do is manage our costs, service our customers that are engaged in this flight to quality and prepare for the Baker transaction.
Now outside North America I am very happy with where our international business is today. Our full-year outlook for our international businesses remains unchanged. We still estimate a mid-teens decline in total international customer spend compared to last year. However, we expect to outpace the total market and believe our revenue decline will be less severe. We also anticipate our third-quarter Eastern Hemisphere margins will be in the upper teens.
Now let me provide a little bit of international regional color. In the Middle East/Asia we see a solid and stable business as project awards across the Middle East are moving forward. Europe-Africa CIS is challenged today with the North Sea, Russia and Angola markets being the most vulnerable. And in Latin America operators are struggling with their cash flows.
Although the international markets are more resilient than North America, they are certainly not immune to the impacts of the lower commodity price environment. We did experience some pricing declines in the first half of the year, but negotiations are continuing and we will not see lower pricing fully built into our run rate until the second half of the year.
In addition, we are continuing to work with our customers to improve project economics through technology and improved operating efficiency.
The execution of our strategy in addressing this environment remains the same. We are continuing to employ a two-pronged approach. We are looking through this cycle to ensure that we will accelerate our growth when the industry recovers.
To do this we continue to invest in key technologies, build out capital equipment and prepare for our pending acquisition of Baker Hughes.
The second part of our approach is managing through the downturn drawing upon our management’s deep experience in navigating through past cycles. We are aggressively lowering our input costs, eliminating discretionary spending, managing our business within our cash flows and protecting our market position.
Now I would like to provide you with an update on the significant progress we are making towards closing the Baker Hughes acquisition. Let me begin with some of the more recent developments.
During the quarter we began marketing for sale our fixed cutter and roller cone drill bits, Directional Drilling, Logging While Drilling and Measurement While Drilling businesses. In early July we received nearly 25 indications of interest for each of the businesses, all of which included prices, and we are very pleased that the prices and their response.
Because of the high level of interest we received we are limiting the number of bidders for the second round to only the strongest responses. We expect to complete the auction process sometime this fall with the closing of the divestitures being concurrent with the closing of the larger transaction.
We have also recently provided a proposal for additional divestitures to various competition authorities around the world. In aggregate the total divestitures being considered are still within the scope of those contemplated by us at the time that we announced the transaction.
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS
4

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
On July 10 both Halliburton and Baker Hughes entered into a timing agreement with the DOJ. Timing agreements are often entered into in connection with large complex transactions and provide the DOJ additional time to review responses to its second request.
We have agreed to extend the period for their review of the acquisition to the later of November 25, 2015, or 90 days after both companies have certified substantial compliance with the DOJ’s second request. I am pleased to say that Baker Hughes did certify substantial compliance on July 14 and we expect to do so shortly.
Outside of the US we continue to make progress with the required filings in foreign jurisdictions. Specific to the European Union, we expect to submit our filings later this month which will start the formal review process.
We are fully committed to our target of closing the acquisition in late 2015, though the acquisition agreement does provide the closing can be extended into 2016 if necessary.
As we evaluate this transaction and move toward completion, we are confident we can achieve the cost synergies of nearly $2 billion regardless of market conditions or any cost reduction actions taken by either Company to that date.
In closing, we are enthusiastic about and fully committed to closing this compelling transaction. We are very excited about the benefits of this combination and what it will provide to shareholders, customers and other stakeholders of both companies.
This combination with Baker Hughes will create a bellwether global oil services Company, combining our highly complementary suites of products and services into a comprehensive offering that will deliver an unsurpassed depth and breadth of cost effective solutions to our customers.
Now let me turn the call back over to Christian who will provide you some details on our financial results. Christian?
Christian Garcia - Halliburton Company - Acting CFO
Thanks, Dave, and good morning, everyone. During the second quarter we announced our decision to divest our Drill Bits and Drilling MWD, LWD businesses. These businesses were classified as assets held for sale in the second quarter and we ceased the associated depreciation and amortization for these assets resulting in an approximate $0.06 benefit to the quarter. We have included a table in our earnings release quantifying the second-quarter profit uplift by geography.
To provide better transparency of our current operational trends, the sequential comparisons in my comments today have been adjusted to exclude the special items indicated in our earnings release, as well as the benefit of the lower depreciation. Meaning, both the first- and second-quarter results reflect the full depreciation burden in order to have an apples-to-apples comparison.
Now let me provide a comparison of our second-quarter results through the first quarter of 2015. Total Company revenue of $5.9 billion represented a 16% decline while operating income declined 18% to $570 million. North America led the decline as a result of lower activity levels and continued pricing pressure across all of our product lines.
In the Eastern Hemisphere second-quarter revenue declined by 3% while operating income increased 17%, representing a 300 basis point margin improvement from the first-quarter levels despite activity and pricing headwinds.
In the Middle East/Asia Region revenue declined by 5% while operating income showed a modest improvement. Lower activity levels across the Asia-Pacific markets were offset by improved profitability in Iraq, Kuwait and the UAE. We are pleased with the progress of operations in Iraq where margins reached double-digits for the first time, which we expect to sustain for the full year.
Turning to Europe/Africa/CIS, we saw second-quarter revenue coming flat with operating income increasing by 69%. Seasonal activity improvements in Eurasia and Norway along with higher stimulation activity and completion tool sales in both Algeria and Angola drove the improvement for the quarter, offsetting weaker activity levels in the UK and Egypt.
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS
5

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
Latin America revenue and operating income declined by 19% and 21% respectively driven by Venezuela primarily due to the negative currency impact of the new exchange rate. Partially offsetting this decline was improved profitability in Brazil resulting from the recently retendered directional drilling contract.
Moving to North America, revenue and operating income declined 25% and 59% respectively relative to a 40% reduction in the North America rig count. Lower customer budgets translated into additional reductions in activity levels throughout the second quarter accompanied by further significant price reductions across all product lines.
Our decrementals in the second quarter were 19%, about half of what we experienced in the second quarter of 2009. During the second quarter we took additional actions to adjust our cost structure due to the continued decline in the global activity levels.
As a result we incurred an additional after-tax restructuring charge of $258 million in the second quarter consisting primarily of severance-related costs and asset write-offs. Since the beginning of the year we have now reduced our global headcount by over 16%. We continue to evaluate our operations and will make further adjustments as required to adjust to market conditions.
Our corporate and other expense totaled $17 million for the quarter. We estimate that our corporate expenses for the third quarter will be approximately $75 million and this will be the new quarterly run rate for the remainder of 2015.
Our effective tax rate for the second quarter came in at 26% and is expected to between 26% and 27% for the remainder of the year.
We continue to focus on cash flow generation. And given the continued decline in activity levels, we are reducing our capital spend for the year by another $200 million to $2.6 billion representing a 21% year-over-year decline. Manufacturing our own equipment provides us with the utmost flexibility to adjust our capital spend based on our visibility of the market.
Finally, let me give you some comments on our third-quarter operations outlook. My guidance commentary will include the benefit of our lower depreciation and amortization run rate from assets held for sale.
Starting with the Eastern Hemisphere outlook, we expect to see a full quarter impact of price reductions which will affect our third-quarter results. We currently expect a low- to mid-single-digit decline in sequential revenues with margins declining modestly into the upper teens. For Latin America we also anticipate a modest decline in the third quarter for both revenues and margins.
In North America if we extrapolate the current rig count forward, it suggests that the average rig count for the third quarter should decline by at least 5% compared to the prior quarter. This in combination with the full quarter impact of lower pricing leads us to believe that revenues and margins in the third quarter will be under pressure.
This pattern is consistent with previous cycles where we typically see at least a one quarter lag when the market is transitioning towards the bottom. Based on our visibility today we are currently expecting a low-single-digit decline of sequential revenues with margins also drifting modestly lower.
Now I will turn the call over to Jeff for the operational update. Jeff?
Jeff Miller - Halliburton Company - President & COO
Thanks, Christian, and good morning. I’d like to start by congratulating our Eastern and Western Hemisphere operations teams for delivering solid results in a very difficult market. We are the execution Company and our guys are flat out executing right now.
Internationally we continue to make progress with our mature field strategy. During the quarter we completed a successful infield drilling program in Malaysia while mobilizing for projects in Iraq and Russia. In Mexico we completed drilling the first well using rigs from our joint venture with Trinidad Drilling, setting a new drilling record for South Mexico Mesozoic basin.
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS
6

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
We are seeing strong interest from our clients tendering new activity and the global pipeline of opportunities that we are evaluating continues to be in excess of $35 million.
The Deepwater economics were challenged at $100 a barrel and are clearly challenged in the current commodity price environment, which is precisely why we are focused on technology that both delivers better production and reduces the structural cost of drilling wells. This generally means removing complete activities from the work stream.
A terrific example of this is how Landmark’s decision [space] software allows clients to reduce drilling days by integrating geological data with well construction design. In a recent deepwater project this integration reduced drilling time by 15 days by eliminating one entire directional build phase.
In another case the president of another large client was quoted at a recent conference saying that his company reduced its seismic survey data analysis time by 80% through working with Landmark.
The point is that Landmark is making a meaningful contribution to our strategy to lower the cost per barrel of oil equivalent for our clients by eliminating activities and reducing structural costs while also delivering more productive wells.
Another example of technology driving efficiency was the delivery of three lower tertiary completions in the Gulf of Mexico using our enhanced single trip multi-zone packer system. The ESTMZ is proving to consistently reduce rig time in these high cost environments.
Turning to North America land. The industry saw a sharp 40% sequential decline in the average rig count during the second quarter. Against this backdrop let me provide a few data points around Halliburton’s operations in the quarter.
North America revenue was down 25%. Our stage count was down less than 10%. Average profit per well increased 7% sequentially. And finally, approximately 85% of our active fleet continues to work on a 24-hour a day operations. And we believe these factors clearly indicate why operators prefer work with a more reliable service provider like Halliburton for more complex completions.
So now that the rig count appears to be scraping along a bottom, what happens next? The exact timing is difficult to predict, but the previous cycles would point us to the following progression of how the story should play out as we move forward.
First, activities stabilizing means the healing process can begin with respect to pricing and margins. This will then allow our input cost savings to catch up and our efficiency programs and well solutions can begin driving margins up.
Pricing improvement will then be a challenge until we see capacity tightening in the market. Therefore any margin improvement will likely be the result of lowering our cost base.
We stacked a nominal amount of equipment during the quarter and expect to put this equipment back to work when the economics justify doing so. We currently estimate that approximately 40% to 50% of industry capacity has been idled, although our percentage stacked is significantly lower.
What is unique about this cycle is how service intensity has evolved since 2013. Over the last two years average job size has essentially doubled and, at the same time, both average pump rates and pressures are also up.
On the plus side bigger jobs mean more revenues and better equipment utilization for us. The downside is we believe larger completions are taking their toll on pumping equipment. In fact, these factors point to higher equipment attrition rates for the industry.
Now this is precisely why we continue to invest in our service efficiency strategy at Halliburton. Close to 40% of our pressure pumping fleet has been converted to Frac of the Future with a target to reach 50% by year end.
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS
7

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
Our customers appreciate the reliability and efficiency of our Q10 units and we are pleased with the progress and updating our fleet to this more cost-effective model.
In addition, the downturn has allowed Halliburton to retool and improve our maintenance and value engineering processes. The result is that, in spite of increasing service intensity, our maintenance cost on a per unit basis is trending down, while our service quality and efficiency are the best in Company history, differentiating us from our competitors.
And while the market has been up myopically focused on service pricing, we know that ultimately it will be lower cost per barrel oil equivalent that will carry the day. So to this end, in addition to surface efficiency, we continue to deliver technology to help our customers reduce the structural cost of their wells.
For example, the Illusion dissolving frac plug, which we launched in the second quarter, will ultimately eliminate the requirement for coil tubing to mill out plugs. The Illusion frac plug provides high-performance isolation during plug and perf operations and functions like a normal plug, meaning it does not require any balls, baffles or any sort of special casing design. When dissolved it leaves the full wellbore open to maximize production.
And I am pleased to see the growing customer interest in using technology for better well placement and better perforation efficiency. An example of this is our proprietary frac insight solution which gathers the necessary logging data, but does it in a cased hole environment, meaning it does not consume valuable rig time required by open hole solutions.
In a joint study with a large customer in the Eagle Ford, frac insight data eliminated the pumping of unnecessary out of zone treatments, which helped reduce stimulation costs by over 35% and significantly improved the cost of per BOE equation for our customer.
Let me spend a minute on refrac technology in the market. We’ve been involved in refrac operations for decades and have executed at least twice as many as any other service provider. Although relatively small today, we believe this market has significant potential in the coming years.
So why are customers interested? Early horizontal wells were arguably under stimulated as stages per well are up more than 30% and proppant per well is up more than double since 2010. What has changed is two key components of technology. First is our diversion chemistry that more effectively stimulates wells and then second is our diagnostic technology to validate those results.
Diversion technology, like Halliburton’s access frac, more effectively stimulates the entire lateral through better proppant placement, creates greater complexity within the formation, and helps mitigate well bashing scenarios.
Thus far through our candidate selection process and design AccessFrac contributes an average of 80% increase in estimated ultimate recovery for our refrac clients while greatly improving the predictability of results.
More importantly, AccessFrac is equally effective as a solution on new wells, improving cluster efficiency and delivering 20% to 25% production increases for our customers compared to offset wells. AccessFrac is becoming a standard process for a growing portion of our clients and is delivering better production and EURs.
Our suite of fiber optic diagnostic tools, deployed either as a permanent installation or on coil tubing, allows us to monitor individual stage results and validate the treatment performance of our refrac solutions.
This means that we can demonstrate that our diversion technology and equally critical delivery process together dramatically increase stimulated clusters along the lateral, thereby maximizing our customers’ production and EUR.
Though a relatively small market today, we see significant runway for refrac in the future. There is an opportunity to address the needs of operators to increase their production and expected ultimate recovery from the tens of thousands of unconventional wells drilled over the last several years. And we anticipate that customers will begin to dedicate a percentage of their annual spend to re-fracturing operations.
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS 8

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
Because of our confidence in our technology and ability to lead this market, we have laid the groundwork to execute large-scale refrac operations through alternative business arrangements.
To this end we are pleased to announce that we have entered into a memorandum of understanding with BlackRock to provide funding mechanisms specifically for refrac projects up to $500 million in capital over the next three years.
We are pleased to work with a tremendous partner like BlackRock. This arrangement allows Halliburton to focus on candidate selection, execution and generating best-in-class returns while allowing BlackRock to pursue innovative opportunities with their clients.
We have seen it before, our customers and unconventionals are highly adaptable and they are actively seeking the surface efficiencies, down hole technologies and business arrangements that will make the economics work.
When the recovery does come it is our belief that North America will respond the quickest and offer the greatest upside. And when that happens we are confident that Halliburton will be the best positioned to outperform in the recovery phase of the cycle. I would like now to turn it back over to Dave for closing remarks.
Dave Lesar - Halliburton Company - Chairman, President & CEO
Thanks, Jeff. To sum things up, this is a damn tough market, one of the toughest ones that I have ever been through. And I don’t believe anyone on the call can accurately predict when commodity prices will rebound and rig counts will recover in the US or the international markets and neither can I.
What I do believe is that when the recovery occurs North America will offer the greatest upside and that Halliburton will be the best positioned to lead the way. We are pleased with the progress of the proposed Baker Hughes acquisition and are working diligently to close this transaction before the end of the year.
Looking ahead, whatever shape you think the recovery will take, we have the products, the technology and the management expertise to outperform the market. We have demonstrated this during the previous cycles and have no reason to believe that this cycle will be any different.
As we have said, our customers are smart, responsive and adaptable and we are already seeing that by working together we can figure out a way to have both of us earn returns for our shareholders even in this challenged commodity market. With that let’s open it up for questions.
Q U E S T I O N S A N D A N S W E R S
Operator
(Operator Instructions). James West, Evercore ISI.
James West - Evercore ISI - Analyst
It looks like contrary to I guess popular belief, on Friday you guys did not have to work all weekend to change what you were going to say today. So congratulations on a good quarter.
Dave Lesar - Halliburton Company - Chairman, President & CEO
Yes, thanks, James, I had a stress free weekend that is for sure.
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS 9

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
James West - Evercore ISI - Analyst
Good to hear. A quick question on the North American margins. So the 300 to 400 basis points of extra cost that you are holding onto right now, is that just Halliburton-related cost? Or are you actually adding to your cost structure in anticipation of the Baker Hughes transaction?
And if so, will you have all the railcars to handle those facilities, etc., that you need once the transaction closes later this year?
Jeff Miller - Halliburton Company - President & COO
Yes, thanks, James, this is Jeff. We have the best operating platform in North America. So when we look at that and anticipate adding a second story basically to the house, our management structure, the operating bases that we have, the logistics infrastructure including things like Battle Red, and our business development we know are critical to delivering the synergies and delivering them quickly.
So, as we manage our business we continue to invest in those things that support that sort of in spite of the market. So the answer is, managing our investment in new things, but obviously retaining those things that we know are important.
James West - Evercore ISI - Analyst
Okay, okay, fair enough, Jeff. And then another question or follow-up for me on a related (inaudible). On the synergy number for the Baker Hughes proposed transaction, it sounds like you are very confident still in that $2 billion number. However, both companies have taken cost reduction efforts.
Is that -- I mean are you synthetically raising that synergy number then if you’re already -- both companies are already going through cost bidding right now?
Jeff Miller - Halliburton Company - President & COO
Yes, I mean that is a way to look at it. But I think what is most important to take away is that the -- while market adjustments are required, we want to be crystal clear that the current activities do not impact the -- our view and confidence in the $2 billion worth of post-acquisition synergies.
James West - Evercore ISI - Analyst
Got it. Thanks, Jeff.
Operator
Angie Sedita, UBS.
Angie Sedita - UBS - Analyst
Thanks, guys. Indeed a solid quarter particularly given the market. I (inaudible) look forward into 2016 on the US pressure pumping market and just your thoughts on the outlook, not thinking about oil prices but just the outlook for [wrapping] of equipment by some of your peers, maybe laying down equipment that is going to be cannibalized and are not returning. When you think about 2016 how do you think the pressure pumping market will play out ignoring the oil price scenario.
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS 10

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
Jeff Miller - Halliburton Company - President & COO
Yes, thanks, Angie. I mean 2016 looks better than 2015. But I would like to reframe your question as how really does attrition play out. And for example, I was just out in the southern region looking - when I travel I look at our locations and competitor locations.
And I see more equipment than required showing up on competitor locations to compensate for the lack of maintenance and the lack of capital investment, in some cases two times as much as what would be required.
Now that is attrition in action. And capacity can tighten very quickly and we saw that in 2014 how quickly attrition or actually capacity tightens. So, I mean that is why we are so committed to Frac of the Future. I mean it clearly performs in the downturn and it is even more valuable as the industry recovers.
Angie Sedita - UBS - Analyst
Okay, that’s helpful. And then I was actually going to ask -- I was surprise on the BlackRock side, the transaction. Can you give us a little detail there -- further details on how that will play out, the logistics of the arrangement and just some color?
Jeff Miller - Halliburton Company - President & COO
Well, yes. I mean, what we see is this is a foundation for growth and it demonstrates our belief that the market grows and it is clear that the technology enables returns. It also lays the groundwork for us to move quickly at scale. And the short answer is set up around a three-year sort of window. I mean, it provides a lot of flexibility for us to act quickly.
Operator
Jud Bailey, Wells Fargo.
Jud Bailey - Wells Fargo Securities - Analyst
Dave, in your prepared comments you noted that service pricing is generally unsustainable across all product lines. And I was wondering given the potential for attrition in the industry and given how low pricing is, how do you think - do you think pricing can normalize back up to a more reasonable level before we fully utilize the fleet given the amount of stack capacity?
Or how do you see that first step in pricing playing out given how depressed pricing is and given how much idle capacity there is? Should it normalize a little bit quicker because there is so much stack capacity and people aren’t investing in their fleets? Or is it going to take just as long as it has off of prior troughs in up cycles?
Dave Lesar - Halliburton Company - Chairman, President & CEO
No, I think, Jud, certainly it is not going to pop back up to where it was even a year ago today. It will normalize in an incremental fashion and it is going to be a combination essentially of pricing increases, equalization or equilibrium in terms of equipment across the board and also allowing the input costs to continue to catch up with where we are. So it is going to be a lot of blocking and tackling and it is going to go step-by-step.
Jud Bailey - Wells Fargo Securities - Analyst
Okay, thank you for that. And then my follow up is on international pricing. Christian, you noted in your prepared comments that, taking to account you will have a full quarter of lower pricing rolling through.
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS 11

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
How should we think about in the fourth quarter -- have you already adjusted or have you already seeing a lot of the new pricing rolling through the P&L? Or are we going to have more of an effect as more contracts reprice in the fourth quarter as well?
Christian Garcia - Halliburton Company - Acting CFO
Jud, the fourth quarter is still early to call what the fourth quarter will look like, but if you think about this we will continue to have pricing pressure impacting the fourth quarter. However, we would have the usual seasonal uptick that we experienced during the end of the year.
Jud Bailey - Wells Fargo Securities - Analyst
Okay. Is it too early to say if you think those can kind of offset each other by the fourth quarter?
Christian Garcia - Halliburton Company - Acting CFO
At this point we think that the seasonal uptick will offset the -- any sort of additional pricing impact that you might have in the fourth quarter.
Operator
Bill Herbert, Simmons & Company.
Bill Herbert - Simmons & Company - Analyst
I just wanted to drill down a little bit further on BlackRock and also kind of broaden the discussion with regard to business models.
So with regard to BlackRock, what are they bringing to you that you can’t do on your own? Is it simply balance sheet and more over what exactly are you sort of purporting to do with regard to pursuing the refracs? Are you underwriting the cost of the refracs, who are you targeting, etc.?
And then secondly, more broadly speaking in terms of the evolution of your business model, are you willing to put your balance sheet to work and make use of your robust holistic value proposition with regard to underwriting the cost of drilling and completing a well, even a new well?
Dave Lesar - Halliburton Company - Chairman, President & CEO
Yes, Bill, (technical difficulty) questions in there. Let me try to synthesize and answer sort of one at a time. Think about -- what a service company brings to the table is sort of the people, process and technology. And what we are looking for is sort of revenues and margins today.
What a BlackRock brings to the table is they are looking for an income tail that goes out a number of years. So in my view it sort of dovetails together very nicely.
To specifically answer your question, yes, we believe in our technology, we believe in the refrac market going forward, and we believe that we can make a difference. And so, we would leverage our balance sheet to ramp that part of the business up. But what BlackRock gives us is an ability to lever beyond that, look at it additional ways of doing business with our customers, different business models push beyond where we have been today or where we might be going in the future.
But we are not going to lay those out for you here on the call, because I think those discussions are going to be with specific customers in specific circumstances and will remain confidential between us.
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS 12

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
Bill Herbert - Simmons & Company – Analyst
Okay. And who are -- what type of customer are you targeting? I mean it is not - it is not, I would assume, just the E&Ps under duress. But who else are we targeting?
Dave Lesar - Halliburton Company - Chairman, President & CEO
No, we are not targeting marginal assets here, we are targeting good sets of assets that for whatever reasons are not being able to get accessed by our customer base today.
Operator
Scott Gruber, Citigroup.
Scott Gruber - Citigroup - Analyst
Yes, I want to reiterate great quarter, especially with regard to those international profit margins. I am curious as to your opinion on when the domestic industry could see some friction in rehiring labor if this recovery gains momentum.
I realize that you are in a great position given that you are one of the very few companies that actually has the ability to carry extra labor and extra cost today. So the question for you is really what rig count do you think you could see competitors become more aggressive in trying to steal your employees simply because there is a dearth of quality labor on the sidelines?
Jeff Miller - Halliburton Company - President & COO
That’s probably less of a rig count question, more of a capacity question as things start to tighten. And I think we have demonstrated through the lifecycle our ability to ramp up very quickly with people. So not particularly concerned about that.
Scott Gruber - Citigroup - Analyst
For the industry more broadly though do you think it would happen this cycle over rig count relative to the past because - given the service intensity trends?
Jeff Miller - Halliburton Company - President & COO
Well, I think tightness could occur at a lower rig count most certainly. And I think the lack of investment in the industry today could drive that tightness at a lower rig count.
Scott Gruber - Citigroup - Analyst
And do you think the equipment burn rate is going to be an issue before labor or vice versa?
Jeff Miller - Halliburton Company - President & COO
I think the equipment precedes labor.
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS 13

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
Scott Gruber - Citigroup – Analyst
Got it, thanks.
Operator
Kurt Hallead, RBC Capital Markets.
Kurt Hallead - RBC Capital Markets - Analyst
Just a follow up to the prior question there. In one of your earlier comments you mentioned that industry capacity for frac (inaudible) 40% or 50% excess at the moment. But when you factor in the (technical difficulty) the attrition what would you say the net affected excess capacity in the marketplace might be?
Jeff Miller - Halliburton Company - President & COO
Kurt, this is Jeff. I mean you think about attrition, it is happening all of the time but it is not necessarily a parent all of the time. And by that I mean you don’t see it until there is a call on the equipment. And we really saw this last time.
So as competitors consume more equipment on location to do the work you don’t feel the tightness. But as that equipment is called on for even a little bit of incremental activity that is when it is seen. So recalculating the 50% overhang is difficult to do until there is a call on it. But we are certain that it is happening today.
Kurt Hallead - RBC Capital Markets - Analyst
Okay and then from a follow-up, Christian was mentioning some continued pricing pressures or lingering effects of pricing pressures going out into the fourth quarter. Just wonder if you might be able to give us some general sense -- was the pricing pressures going to be roughly equivalent in North America and international?
I would be under the impression that the pricing (technical difficulty) would have largely abated during the third quarter if rig count is going to stabilize. Just give us more color on the pricing dynamics on a regional basis (technical difficulty).
Jeff Miller - Halliburton Company - President & COO
Well, I think pricing internationally, all the customers ask for discounts. But the reality is there is not much to give, we never recovered from the 2008 cycle internationally.
So the better discussion there and it moves to this discussion is around how to deliver better efficiency and reduce cost and that leverage is precisely what we do at Halliburton. North America, as we have said, we see the price decline rate may be a description decelerating, but nevertheless still some pressure as we move through the quarter.
Operator
Jeff Tillery, Tudor Pickering & Company.
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS 14

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
Jeff Tillery - Tudor, Pickering, Holt – Analyst
I guess I am curious to hear how the last few weeks have impacted the customer discussions whether it be -- I imagine it is mostly focused in North America. But it did feel like completion activity was finding a floor and then an oil price rug gets pulled out from everyone. So I’m just curious how your view around the third quarter has evolved over the last three weeks.
Jeff Miller - Halliburton Company - President & COO
Well, over the last three weeks it hasn’t changed that much. I mean we think about the rig count, it has puts and takes. And so, it was seeing some improvement, but then Friday I suppose those gains were erased.
So I would describe where we are today as scraping along a bottom. And scraping along a bottom means that we don’t anticipate dramatic change of any sort certainly over the very near-term.
Jeff Tillery - Tudor, Pickering, Holt - Analyst
And a follow-up just on the profit pressures in North America. Should we expect Halliburton’s North American business in Q3 to stay profitable?
Jeff Miller - Halliburton Company - President & COO
Most certainly.
Christian Garcia - Halliburton Company - Acting CFO
Right, so obviously there is still uncertainty around the depth and length of the cycle. However, we are doing everything possible to make sure that our North America will be profitable.
Jeff Tillery - Tudor, Pickering, Holt - Analyst
Thank you, all.
Operator
Dan Boyd.
Dan Boyd - BMO Capital Markets - Analyst
So a lot of focus on the attrition rate and pumping this call. But how about on the demand side? You mentioned that you are seeing the average job size increase significantly year over year. How should we think about the pressure pumping intensity of the rig count? Is there a rule of thumb that we should think about and how is that changing?
Jeff Miller - Halliburton Company - President & COO
Well, the demand for equipment and the increasing demand on equipment is really a function of the increasing job sizes. And so, we see more and more of the capital spend on completions and I don’t see anything that dials that back.
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS 15

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
Obviously technology that we deliver is focused on making better wells sort of within the current job sizes. So I don’t think -- job size growth is not infinite because it starts to have an impact on neighboring wells and other things. But the quality of the fracs will continue to improve.
Dan Boyd - BMO Capital Markets - Analyst
I guess said another way though, if you think about the job sizes increasing, is there something that we could tie to a rig count? I know the rule of thumb used to be sort of four or five rigs per pressure pumping crew. Is it something lower than that today that you are experiencing in your fleet or are the increased efficiencies that you are able to realize offsetting that?
Jeff Miller - Halliburton Company - President & COO
Well, I would think more in terms of well count than rig count today driving completions. And from our perspective the basis for the Q10 and Frac of the Future is for us to be able to do that, which we are doing with substantially less capital on location. So that is clearly part of our competitive advantage.
Dave Lesar - Halliburton Company - Chairman, President & CEO
Yes, and I would say just one additional thing is although the rig count has been decimated this year, the rigs that are running today, keep in mind, are the most efficient rigs that are out there. And therefore they are drilling more wells sort of per rig than we have ever had in the past.
So I think the fixation on rig count, yes, it is important to the industry, but I think well count is another thing that folks need to look at and concentrate more on because it is the well count that ultimately drives how much completion work gets done.
Operator
Brad Handler, Jefferies.
Brad Handler - Jefferies & Company - Analyst
Maybe first question relating to the international activity. There were some references -- maybe several references -- particularly in Europe/CIS/Africa related to product sales. Should we read anything into that? Was there a bit of catch-up from buyers that weren’t buying say in the fourth quarter of last year in the downturn?
But was there some sort of truing up to a normalized level? And I guess what I am hinting at is perhaps there is some falloff as guys have caught up a little bit in their product purchase -- as your customers have caught up in their product purchases, does that undermine the third-quarter outlook at all?
Dave Lesar - Halliburton Company - Chairman, President & CEO
No. I think what we are trying to say, service work is fairly consistent and fairly predictable. Product sales come lumpy all the time. And so when you get a product sale it might push your margin and revenues up or down.
But I wouldn’t -- other than sort of a fourth-quarter push around Landmark and things like that, product sales do happen throughout the year. We just like to be transparent and point out when they have helped. But they are going to help nearly every quarter. But it just depends on sort of what the location is, what the geography is and perhaps in some cases what the product line is.
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS 16

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
Brad Handler - Jefferies & Company – Analyst
Okay, that is helpful. Unrelated follow-up, maybe it is my -- and I am not that strong on the accounting side and I don’t want this to evolve to an accounting lesson. But I was a little surprised to see the stoppage of depreciation without things getting pulled into some sort of a discontinued state as the assets were held for sale. Does that happen or what is the trigger point for the businesses to be pulled out and put into a discontinued state?
Christian Garcia - Halliburton Company - Acting CFO
Right, so. So, Brad, obviously don’t want this as an accounting lesson, but the accounting standards call for a business that’s planned to be divested to be classified as assets held for sale when they meet certain criteria. And we met those, there are six conditions.
To be reported as a discontinued operation, when you have to put the results of that business in the separate line item, that business needs to represent a strategic shift by the Company and that is what the accounting standards require.
And clearly this is not the case in this situation because we will continue to be in those businesses for drilling services and drill bits. So our treatment is consistent with other [emerging] situations that require sale of overlapping businesses.
Operator
Rob MacKenzie, IBERIA Capital.
Rob MacKenzie - IBERIA Capital - Analyst
A quick question for you. Coming back to the North American margin impact, commenting about 300 to 400 basis points of excess cost you are bearing. I guess I am a little bit curious with your viewpoint for a muted recovery and uncertainty well into 2016, why carry so much incremental cost here?
Dave Lesar - Halliburton Company - Chairman, President & CEO
Well, it is pretty simple. I mean I think we have a superior delivery platform in North America. We know where we are going to be adding a tremendous number of people and assets to it. And it my view it would be crazy to get rid of it.
If you look historically, the cost to carry something ultimately outweighs the cost to have to replace it, go out and get people, retrain those people, rebuild your infrastructure and all of that.
So it is a decision I made, it is on me if you disagree with that. But I think that it is easily defendable and I think it is certainly the way we need to go here. And I tell you it is going to pay off once we get this deal done.
Rob MacKenzie - IBERIA Capital - Analyst
Great, thanks, Dave. And then on the international market (technical difficulty) this quarter obviously up sequentially I guess in every Geo market, yet you are guiding that down slightly going into Q3. Can you give us a little more color on the Q2 performance?
Obviously some of that was the contract status in Brazil and elsewhere. But it seemed like there was a fair bit of cost cutting that went into that that should carry forward, correct?
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS 17

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
Jeff Miller - Halliburton Company - President & COO
Yes. I mean the Eastern Hemisphere teams -- and the international group absolutely executing and executing on the strategy we laid out, which is to manage costs over the near-term and they have done that taking out quite a bit of cost, while at the same time looking through the cycle.
And we like the contracts that we have won and we’ve got some very strategic wins that are continuing to go on in places like (inaudible) and Brazil and other places. So it is really just execution, world-class execution in the international business.
Christian Garcia - Halliburton Company - Acting CFO
But, if I can add to that in terms of our outlook, our Eastern Hemisphere margins were 19% in the second quarter and we are expecting this to come down a little bit into the upper teens. This would then suggest that our margins are being sustained at a higher level than what they were in the first quarter.
Operator
Thank you. At this time I would like to turn the call back to management for closing remarks.
Jeff Miller - Halliburton Company - President & COO
Thanks, Danielle. And I would like to wrap up the call with just a couple of comments. First there is no question that this is a tough market. In markets like this Halliburton’s operational execution becomes an even more valuable source of differentiation, which was demonstrated by our second-quarter results.
Now I am confident that our team will stay dead focused on delivering both best-in-class service quality along with our long-term strategies in deep water, unconventionals and mature fields.
Secondly, we are pleased with the progress of the Baker Hughes acquisition on many fronts, including the regulatory process and the divestitures. We are confident that we can achieve the cost synergies of nearly $2 billion independent of the current market-related actions by either Company and are excited about closing the acquisition.
Look forward to speaking with you next quarter. Danielle, please close the call.
Operator
Ladies and gentlemen, thank you for participating in today’s conference. This does conclude today’s program. You may all disconnect. Everyone, have a great day.
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS 18

JULY 20, 2015 / 1:00PM, HAL - Q2 2015 Halliburton Co Earnings Call
D I S C L A I M E R
Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.
In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.
THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
©2015, Thomson Reuters. All Rights Reserved.
THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us
©2015 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.
THOMSON REUTERS 19

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding anticipated third quarter and fourth quarter 2015 pricing, market condition and activity, statements regarding Halliburton’s full year 2015 outlook, expectations regarding the timing of the divestitures, the expectation that Halliburton will certify substantial compliance with the DOJ’s second request soon, the expectation that Halliburton will file with the competition authorities in the European Union in July, the anticipated benefits and synergies of the acquisition of Baker Hughes and the expected timing of the closing of the acquisition of Baker Hughes, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on April 23, 2015. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on April 21, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.